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NORTH FORK BANK

Management Assertion

March 11, 1999

As of and for the year ended December 31, 1998, North Fork Bank, a wholly owned subsidiary of North Fork Bancorporation, Inc. ("North Fork") has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, North Fork had in effect a financial institution bond in the amount of $20,000,000 and an errors and omissions policy in the amount of $10,000,000.


John Adam Kanas
Chairman, President and
Chief Executive Officer

Daniel M. Healy
Executive Vice President
Senior Chief Financial Officer

275 Broad Hollow Road, P.O. Box 8914, Melville, NY 11747 516-298-5000 FAX 516-694-1536